Exhibit 11
SCHEDULE OF COMPUTATION OF NET INCOME PER SHARE

		2005	2004	2003
BASIC EARNINGS PER SHARE
Net income		$15,009,544	$12,718,220	$15,307,893

Divide by:	Weighted average shares outstanding	13,131,530	13,481,397	13,438,007

Basic earnings per share		$1.14	$0.94	$1.14

DILUTED EARNINGS PER SHARE
Net income		$15,009,544	$12,718,220	$15,307,893

Divide by:	Weighted average shares outstanding	13,131,530	13,481,397	13,438,007
	Potentially dilutive effect of stock options	44,244	49,827	78,693

	Weighted average shares outstanding, including potentially dilutive effect of stock options	13,175,774	13,531,224	13,516,700

Diluted earnings per share		$1.14	$0.94	$1.13